SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Sevion Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

81834Q104

(CUSIP Number)

Kate Inman

General Counsel, Secretary

OPKO Health, Inc.

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-4100

(Name, address and telephone number of person authorized to receive notices and communications)

August 10, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81834Q104	Schedule 13D	PAGE 2 of 4

1	NAME OF REPORTING PERSONS OPKO Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,233,919*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,233,919*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,233,919*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.6%
14	TYPE OF REPORTING PERSON CO

*	The 16,233,919 shares are comprised of (i) 14,643,838 shares of common stock, 4,126,822 of which were issued pursuant to convertible promissory notes that were recently converted, and accrued interest thereon (ii) Series C Preferred shares convertible into 1,250,007 shares of common stock, and (iii) warrants to purchase an aggregate of 340,074 shares of common stock which are exercisable within 60 days from the date hereof.

CUSIP No. 81834Q104	Schedule 13D	PAGE 3 of 4

ITEM 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment”) to Schedule 13D is being filed with the Securities & Exchange Commission (the “SEC”) on behalf of OPKO Health, Inc., a Delaware corporation (“OPKO”) and relates to the common stock, $0.01 par value per share (the “Shares”), of Sevion Therapeutics, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 10210 Campus Point Drive, Suite 150, San Diego, CA 92121. This Amendment amends and supplements the initial statement on Schedule 13D (the “Original Schedule 13D”) filed by OPKO with the SEC on August 4, 2017. Except as set forth herein, this Amendment does not modify any of the information previously reported by OPKO in the Original Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)	OPKO is the direct beneficial owner of 16,233,919 Shares, comprised of (i) 14,643,838 shares of common stock, 4,126,822 of which were issued pursuant to the conversion of certain convertible promissory notes held by OPKO and accrued interest thereon, (ii) Series C Preferred shares convertible into 1,250,007 shares of common stock, and (iii) warrants to purchase an aggregate of 340,074 shares of common stock which are exercisable within 60 days from the date hereof, totaling approximately 33.6% of the Issuer’s issued and outstanding Shares as of August 10, 2017, based on 42,607,978 Shares outstanding on August 8, 2017 as reported to OPKO by the Issuer, plus the 4,126,822 Shares issued pursuant to the conversion of certain convertible promissory notes held by OPKO and accrued interest thereon.

(b)	OPKO has the sole power to vote and dispose of the 16,233,919 Shares of common stock and common stock equivalents owned by it.

(c)	On August 10, 2017, OPKO converted two convertible notes and accrued interest thereon for an aggregate of 4,126,822 Shares.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by OPKO.

(e)	Not applicable.

CUSIP No. 81834Q104	Schedule 13D	PAGE 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPKO Health, Inc.

Dated: August 14, 2017	By:	/s/ Kate Inman
	Name:	Kate Inman
	Title:	General Counsel, Secretary